UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                           Vari-L Company, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value)
                      (Title of Class of Securities)

                                922150 10 7
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph H. Kiser

2)   Check the Appropriate Box if a Member of a Group*

     Not Applicable
     (a)
     (b)

3)   SEC USE ONLY

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         614,043
Beneficially Owned       6)  Shared Voting Power       116,800
By Each Reporting        7)  Sole Dispositive Power    614,043
Person With              8)  Shared Dispositive
                              Power                    116,800

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     730,843

10)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     Not Applicable

11)  Percent of Class Represented by Amount in Row (11)

     12.7%

12)  Type of Reporting Person

     IN


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Nora L. Kiser

2)   Check the Appropriate Box if a Member of a Group*

     Not Applicable
     (a)
     (b)

3)   SEC USE ONLY

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         116,800
Beneficially Owned       6)  Shared Voting Power             0
By Each Reporting        7)  Sole Dispositive Power    116,800
Person With              8)  Shared Dispositive
                              Power                          0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     116,800

10)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

11)  Percent of Class Represented by Amount in Row (11)

     2.1%

12)  Type of Reporting Person

     IN

                            AMENDMENT NO. 4 TO
                             SCHEDULE 13G FOR
                              JOSEPH H. KISER
                                    AND
                               NORA L. KISER



Item 1(a)      Name of Issuer:  Vari-L Company, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               4895 Peoria Street, Denver, Colorado 80239

Item 2(a)      Name of Person Filing:  Joseph H. Kiser and Nora L. Kiser.

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The address of the principal business office of Mr. Kiser is 4895 Peoria Street, Denver, Colorado 80239. Mrs. Kiser's residence address is 4873 S. Crystal Street, Aurora, Colorado 80015.

Item 2(c) Citizenship: Mr. Kiser is a United States Citizen. Mrs. Kiser is a United States Citizen.

Item 2(d) Title of Class of Securities: Common Stock, $.01 par value.

Item 2(e)      CUSIP Number:  922150-10-7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

               Not applicable.

Item 4         Ownership.

                    (a) Amount Beneficially Owned: Mr. Kiser is the beneficial owner of 730,843 shares of Common Stock as of December 31, 1998. Includes 275,000 shares issuable to Mr. Kiser upon the exercise of outstanding stock options exercisable on December 31, 1998, or within 60 days thereafter. Also includes 116,800 shares beneficially owned by Mr. Kiser by virtue of his acting as co-trustee with Mrs. Kiser pursuant to certain trust agreements and 131,063 shares beneficially owned by Mr. Kiser by virtue of his acting as the sole trustee pursuant to certain other trust agreements. Does not include 75,000 unvested stock options subject to vesting schedule, and 12,500 shares subject to completion of performance goals.

                         Mrs. Kiser is the beneficial owner of 116,800
                    shares of Common Stock as of December 31, 1998. All of such shares are beneficially owned by Mrs. Kiser by virtue of her acting as co-trustee with Mr. Kiser pursuant to certain trust agreements.

                    (b) Percent of Class: Mr. Kiser's beneficially owned shares and options (exercisable on December 31, 1998, or within 60 days thereafter) represent 12.7% of the shares of Common Stock outstanding (based on the 5,459,934 shares of Common Stock reported to be outstanding on September 30, 1998 in the Vari-L Company, Inc. Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998.)

                         Mrs. Kiser's beneficially owned shares represent
                    2.1% of the shares of Common Stock outstanding (based on the 5,459,934 shares of Common Stock reported to be outstanding on September 30, 1998 in the Vari-L Company, Inc. Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 1998.)

                    (c)  Number of shares as to which Mr. Kiser has:

                               (i)       sole power to vote or to direct
                          the vote: 614,043 shares.

                               (ii) shared power to vote or to direct the
                          vote: 116,800 shares.

                                    (iii)     sole power to dispose or to
                          direct the disposition of: 614,043 shares.

                                    (iv) shared power to dispose or to
                          direct the disposition of:  116,800 shares.

               Number of shares as to which Mrs. Kiser has:

                          (i)       sole power to vote or to direct the
                          vote:
                          -0- shares.

                          (ii) shared power to vote or to direct the vote:
                          116,800 shares.

                               (iii)     sole power to dispose or to
                          direct the disposition of: -0- shares.

                               (iv) shared power to dispose or to direct
                          the disposition of:  116,800 shares.

Item 5         Ownership of Five Percent or Less of a Class.

                         Mr. Kiser continues to beneficially own more than
               five percent of the Common Stock. Mrs. Kiser is not a beneficial owner of more than five percent of the Common Stock.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Notice of Dissolution of Group.

               Not applicable.

Item 10        Certification.

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 1999            /s/Joseph H. Kiser
                                   Joseph H. Kiser


Dated: February 9, 1999            /s/Nora L. Kiser
                                   Nora L. Kiser